Mail Stop 6010

September 7, 2006

Michael D. Kishbauch
President and Chief Executive Officer
Achillion Pharmaceuticals, Inc.
300 George Street
New Haven, Connecticut 06511

> **Re:** **Achillion Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1, Amendment 3**
> **Filed September 1, 2006**
> **File No. 333-132921**

Dear Mr. Kishbauch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Statement of Stockholders' (Deficit), page F-5

1. It appears that the Net (loss) amount for the six month period ending June 30, 2006 should be a loss of $8,996 and not $9,245. Please update your filing accordingly.

Note 10. Common Stock, Stock Options and Warrants, page F-21

2. As we noted in comment five of our letter dated May 25, 2006, we will continue
    to defer the evaluation of your response regarding the fair value of the underlying
    common stock and related stock-based compensation for each equity issuance
    until the initial public offering price is determined.

*   *   *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Dana Hartz at (202) 551-3648 or Mary Mast at (202) 551-3613
if you have questions regarding comments on the financial statements and related
matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with
any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Steven D. Singer, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        60 State Street
        Boston, MA 02109